Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

EPIQ SYSTEMS, INC.

(In Thousands, except for Ratio)

	2011	2010	2009	2008	2007
Earnings
Net income	$12,080	$13,929	$14,595	$13,836	$6,929
Income tax expense	8,827	12,641	12,266	10,507	4,066
Fixed charges	9,651	5,335	4,023	3,505	13,882
Earnings available for fixed charges	30,558	31,905	30,884	27,848	24,877

Fixed Charges
Interest expense *	5,204	1,537	1,160	1,331	10,980
Amortization of deferred loan charges	640	393	314	426	993
Estimated interest expense in leases	3,807	3,405	2,549	1,748	1,909
Total fixed charges	$9,651	$5,335	$4,023	$3,505	$13,882

Ratio of Earnings to Fixed Charges	3.2	6.0	7.7	7.9	1.8

* Interest included in fixed charges includes only interest on third party indebtedness and, accordingly, we have excluded accrued interest expense related to uncertain tax positions.